Exhibit 1
C.R. PALMER
520 Post Oak Boulevard, Suite 780
Houston, Texas 77027
713-627-7355
713-627-7424 (Fax)
April 9, 2007
To the Stockholders of Rowan Companies, Inc.
I am writing to express my disapproval of the compensation awarded to the executive officers of Rowan Companies during 2006 and to advise you that I intend to withhold voting my shares in favor of the election of Mr. Dexter Peacock, the Chairman of Rowan’s Compensation Committee.
I am a substantial stockholder of Rowan, currently beneficially owning approximately 1,000,000 shares. In addition, I was a senior executive officer of Rowan for approximately 30 years and served on Rowan’s board of directors for over 35 years. As such, I have a significant economic stake in Rowan’s performance and an understanding of the compensation scheme described in Rowan’s recently filed proxy statement.
During the 12 months ending December 31, 2006, the stock prices of Rowan’s competitors have generally performed well. The PHLX Oil Service Sector Index (“OSX”), a price weighted index composed of 15 companies that provide oil drilling and production services, oil field equipment, and geophysical/reservoir services, had a net gain during 2006 of approximately 4%. In contrast, Rowan’s stock had a net loss for the year of approximately 14%. Accordingly, I have watched the value of my stockholdings fall substantially. During this period, the price of Rowan’s stock has fallen from a high of approximately $48/share (on April 19, 2006) to a low of approximately $30/share (on October 3, 2006). This represents a loss of approximately $2 billion in stockholder value. (For your reference, Rowan’s stock closed at $32.47 on March 31, 2007.)
Accordingly, I was stunned to read in Rowan’s recently-filed proxy statement that the Compensation Committee had awarded the board and Rowan’s executive officers what I believe to be the richest compensation package in the history of the company.
For example:
•	The board of directors awarded itself compensation valued at over $1.1 million in 2006.

•	The board awarded Rowan’s five named executive officers compensation valued at over $12 million in 2006.

April 9, 2007

•	Performance targets for Rowan’s bonus plan were effectively revised downward at the end of the year. Had the Compensation Committee followed its original benchmarks, it appears management would not have been entitled to significant payments under the bonus plan.
As a result of the foregoing factors, I intend to withhold my vote for Mr. Dexter Peacock, the Chairman of the Compensation Committee. By doing so, I hope to send a message to the board that the pay-for performance philosophy espoused in the proxy statement must be taken seriously.
For the avoidance of doubt, I am not soliciting your proxy. I only want to let you know where I stand on this important issue.

Sincerely,

/s/ C.R. Palmer

C. R. Palmer